UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 17, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Soul and Vibe Interactive Inc.

File No. 333-173056 - CF#29624

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Soul and Vibe Interactive Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to Amendment No. 2 to Form 8-K filed on April 22, 2013 and Amendment No. 3 to Form 8-K filed on May 31, 2013.

Based on representations by Soul and Vibe Interactive Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through May 30, 2018
Exhibit 10.4	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary